UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               For March 30, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                -------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                    PRECISION DRILLING CORPORATION



                                    Per:  /s/ Jan M. Campbell
                                          -------------------------------------
                                          Jan M. Campbell
                                          Corporate Secretary



Date:    March 30, 2004

                                  NEWS RELEASE

CALGARY, ALBERTA, CANADA - March 30, 2004

                         PRECISION DRILLING CORPORATION
                INTRODUCES THE "SUPER SINGLE LIGHT" DRILLING RIG

Precision Drilling Corporation ("Precision") introduces the next generation of shallow drilling rigs that are a safe and cost effective alternative to coiled tubing drilling, ideal for the shallow gas market. The Precision "Super Single(R) Light" is a scaled down version of the original Super Single(R) rig designed with the shallow gas market in mind. The automated pipe handling system and the integrated top drive have been incorporated to ensure that the "Super Single Light" is not only efficient but safe as well.

The fact that the "Super Single Light" makes use of conventional Range III jointed tubulars gives it a distinct advantage over coiled tubing. In coiled tubing applications, factors such as wellbore diameter and lithology, as well as directional drilling programs can often create situations where coiled tubing does not perform well. Therefore, the "Super Single Light" is a more versatile option in that its performance is never compromised regardless of the drilling application.

Coil tubing rigs have higher operating costs than conventional rotary rigs due to higher fuel consumption and the expendable nature of the coiled tubing. These additional costs are ultimately passed along to the customer which makes the "Super Single Light" a more cost effective solution.

Up to the present time the "Super Single Light" has successfully completed a shallow gas project in northeast British Columbia in record time and under budget. Also we are currently drilling horizontal heavy oil wells in East Central Alberta with tremendous success as this project is ahead of schedule and under budget.

The "Super Single Light" - more than just a shallow gas rig.

Statements in this news release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services, the demand for services provided by Precision, the success of Precision's technology and other factors which are described in further detail in Precision's filings with the Securities and Exchange Commission.

                                      #####

Precision Drilling Corporation (TSX: PD and PD.U; NYSE: PDS) is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada and Houston, Texas, and research facilities in the U.S. and Europe, Precision employs more than 10,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees.

FOR FURTHER INFORMATION PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500; FAX (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM